UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 6, 2024

PERCEPTION CAPITAL CORP. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40639	98-1592069
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

3109 W 50th St, #207 Minneapolis, MN	55410
(Address of principal executive offices)	(Zip Coe)

(212) 380-5605
Registrant’s telephone number, including area code

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol:	Name of Each Exchange on Which Registered:
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	PFTAU	The NASDAQ Stock Market LLC
Class A ordinary shares included as part of the units	PFTA	The NASDAQ Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	PFTAW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On February 6, 2024, Perception Capital Corp. III (“Perception”) and RBio Energy Corporation, a Cayman Islands exempted company (“RBio Energy”), issued a joint press release announcing the execution by Perception and RBio Energy of a definitive business combination agreement, dated February 6, 2024 (the “Business Combination Agreement”), pursuant to which, among other things, RBio Energy’s ordinary shares are expected to be listed on the Nasdaq Stock Market LLC (“Nasdaq”). A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The foregoing (including the information presented in Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act. The submission of the information set forth in this Item 7.01 shall not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibit 99.1 that is provided solely in connection with Regulation FD.

Additional Information and Where to Find It

In connection with the business combination agreement and the proposed business combination (the “Transaction”), Perception intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus certain other related documents, which will be the proxy statement to be distributed to the stockholders of Perception in connection with Perception’s solicitation of proxies for the vote by its stockholders with respect to the proposed Transaction and other matters as may be described in the definitive proxy statement, as well as a prospectus relating to the offer and sale of the securities to be issued in the proposed Transaction. This Current Report on Form 8-K does not contain any information that should be considered by Perception’s stockholders concerning the proposed Transaction and is not intended to constitute the basis of any voting or investment decision in respect of the proposed Transaction or the securities of the combined company. The stockholders of Perception and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed Transaction, as these materials will contain important information about Perception, RBio Energy, the business combination agreement and the proposed Transaction. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Transaction will be mailed to stockholders of Perception as of a record date to be established for voting on the proposed Transaction. Stockholders of Perception will also be able to obtain copies of the Registration Statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC's web site at www.sec.gov or by directing a request to: Perception Capital Corp. III, 767 5th Avenue, 15th Floor, New York, NY 10022, Attention: Investor Relations or by email at investors@perceptioncapitalpartners.com.

Participants in the Solicitation

Perception, RBio Energy and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from Perception's stockholders with respect to the proposed Transaction. Investors and securityholders may obtain more detailed information regarding the names and interests in the Transaction of the directors and officers of each of Perception and RBio Energy with respect to the proposed Transaction in the proxy statement/prospectus for the proposed Transaction when available and in Perception’s filings with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This Current Report on Form 8-K, including the exhibit attached hereto, includes "forward-looking statements" within the meaning of the safe harbor for forward-looking statements provided by Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 including, without limitation statements related to: the parties’ ability to close the proposed Transaction, including the ability of the companies to secure all required regulatory and shareholder approvals for the proposed Transaction, as applicable; the anticipated benefits of the proposed Transaction, including the potential amount of cash that may be available to RBio Energy’s shareholders upon consummation of the Transaction; sources and uses of cash from the Transaction; RBio Energy’s planned development of biorefinery assets and biomass and biogas power generation capacity and RBio Energy’s intent to build out an industry consolidation platform to acquire assets and invest capital for growth; the anticipated timing to close the Transaction; RBio Energy’s expectation that its shares of common stock will be accepted for listing on the Nasdaq Stock Market following the closing of the Transaction; the anticipated financial and business performance of RBio Energy; and RBio Energy’s anticipated future operating results. You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of this Current Report on Form 8-K. Each of these forward-looking statements involves risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed or implied in the forward-looking statements include, but are not limited to: the risk that the Transaction may not be completed in a timely manner or at all; the risk that the Transaction may not be completed by Perception's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Perception; the failure to obtain requisite approval for the Transaction or meet other closing conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement in respect of the Transaction; failure to achieve sufficient cash available (taking into account all available financing sources) following any redemptions of Perception’s public shareholders; failure to obtain the requisite approval of Perception’s shareholders; failure to meet relevant listing standards in connection with the consummation of the Transaction; failure to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of the combined entity to maintain relationships with customers and suppliers and strategic alliance third parties, and to retain its management and key employees; potential litigation relating to the proposed Transaction; changes to the proposed structure of the Transaction that may be required or appropriate as a result of the announcement and execution of the Transaction; unexpected costs and expenses related to the Transaction; estimates of the combined company’s financial performance being materially incorrect predictions; RBio Energy’s status as a newly formed company with no existing operations, and the potential that it is not able to successfully develop clean energy projects; inability to successfully integrate with the operations of RBio Energy or other factors; general economic or political conditions; negative economic conditions that could impact RBio Energy and the clean energy industry in general; reduction in demand for RBio Energy’s planned products; changes in the markets that RBio Energy targets or that the combined company intends to target; any change in laws applicable to Perception or RBio Energy or any regulatory or judicial interpretation thereof; and other factors, risks and uncertainties, including those to be included under the heading “Risk Factors” in the proxy statement/prospectus to be later filed with the SEC, and those disclosed in Perception's SEC filings, under the heading “Risk Factors,” including its Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 13, 2023, its subsequently filed Quarterly Reports on Form 10-Q and any other subsequent filings. All forward-looking statements are expressly qualified in their entirety by such factors. Neither Perception nor RBio Energy undertakes any duty to update any forward-looking statement except as required by law.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
99.1	Joint Press Release, dated February 7, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 7, 2024	PERCEPTION CAPITAL CORP. III

	By:	/s/ Rick Gaenzle
	Name:	Rick Gaenzle
	Title:	Chief Executive Officer

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